09055571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAC FLORIDA INVESTMENTS

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2333 PONCE DE LEON BLVD. SUITE 700
(No. and Street)

CORAL GABLES, (City) FLORIDA (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria E. Nodar Financial & Operations Principal (305) 523-6551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

6750 NORTH ANDREWS AVENUE, SUITE 200 FT. LAUDERDALE, FLORIDA 33309-2180
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 04 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARCELLO CORREA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAC FLORIDA INVESTMENTS, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

MARIA JOSE GAIT
MY COMMISSION # DD 774107
EXPIRES: July 30, 2012
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT
Title

Sworn to and subscribed before me this 19th day of February, 2009, by Marcello Correa

Signature of Notary Public
Personally known: ✓ or Produced ID:____
Type of ID produced:____________

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAC FLORIDA INVESTMENTS CORP.
Coral Gables, Florida

FINANCIAL STATEMENTS
December 31, 2008 and 2007

BAC FLORIDA INVESTMENTS CORP.
Coral Gables, Florida

FINANCIAL STATEMENTS
December 31, 2008 and 2007

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
BAC Florida Investments Corp.
Coral Gables, Florida

We have audited the accompanying statements of financial condition of BAC Florida Investments Corp. as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BAC Florida Investments Corp. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic 2008 financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

February 10, 2009
Fort Lauderdale, Florida

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and due from banks	$ 2,002,772	$ 3,566,552
Deposits with clearing organization	276,690	235,064
Fixed assets, net	42,390	50,303
Trading securities, at fair value	1,542,017	5,994
Prepaid expenses and other assets	61,685	18,596
	$ 3,925,554	$ 3,876,509
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 113,229	$ 133,224
Due to customer	141	130,408
Accrued commissions and other payables	432,826	114,676
Accrued income tax	-	70,045
	546,196	448,353
Stockholders' Equity		
Common stock, $1 par value, 100,000 shares authorized, issued and outstanding	100,000	100,000
Additional paid in capital	1,965,026	1,965,026
Retained earnings	1,314,332	1,363,130
	3,379,358	3,428,156
	$ 3,925,554	$ 3,876,509

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF OPERATIONS
Years ended December 31, 2008 and 2007

	2008	2007
Revenue:		
Commissions	$ 2,699,300	$ 3,073,284
Interest income	205,066	178,451
(Loss) Gain on investments	(55,155)	202
	2,849,211	3,251,937
Expenses:		
Compensation and benefits	1,598,424	1,650,251
Finder's compensation	460,209	624,411
Floor brokerage, exchange, and clearance fees	70,956	120,537
Communications and data processing	90,050	91,717
Occupancy	98,594	95,292
Other	126,309	111,441
	2,444,542	2,693,649
Income before income taxes	404,669	558,288
Income tax expense	153,467	211,074
Net income	$ 251,202	$ 347,214

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2007	$ 100,000	$ 1,965,026	$1,015,916	$ 3,080,942
Net income	-	-	347,214	347,214
Balance, December 31, 2007	100,000	1,965,026	1,363,130	3,428,156
Net income			251,202	251,202
Dividends paid	-	-	(300,000)	(300,000)
Balance, December 31, 2008	$ 100,000	$ 1,965,026	$1,314,332	$ 3,379,358

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income	$ 251,202	$ 347,214
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation	17,339	18,095
Changes in assets and liabilities		
Deposits with clearing organization	(41,626)	(29,254)
Prepaid expenses and other assets	(43,089)	4,237
Trading assets owned	(1,536,023)	(5,994)
Accounts payable and accrued expenses	(19,995)	65,598
Due to customer	(130,267)	24,536
Accrued commissions and due to customer	318,150	71,867
Accrued income tax	(70,045)	13,099
Net cash (used in) provided by operating activities	(1,254,355)	509,398
Cash flows from investing activities		
Capital expenditures	(9,425)	-
Net cash used in investing activities	(9,425)	-
Cash flows from financing activities		
Dividends paid	(300,000)	-
Net cash used in financing activities	(300,000)	-
Net change in cash and due from banks	(1,563,780)	509,398
Cash and due from banks at beginning of year	3,566,552	3,057,154
Cash and due from banks at end of year	$ 2,002,772	$ 3,566,552

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: BAC Florida Investments Corp. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is 98.5% owned by BAC Florida Bank (Parent Company). The Company offers securities transaction services to its customers. The Company clears its securities transactions on a fully-disclosed basis through Pershing LLC, an affiliate of The Bank of New York Mellon.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and due from banks for purposes of the statement of cash flows.

Trading Assets: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing firm, the Company has agreed to indemnify the clearing firm from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts. Although such margin accounts had a balance of $ 360,137 and $214,845 at December 31, 2008 and 2007, respectively, the maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Office Furnishings, Equipment, and Leasehold Improvements: Office furnishings, equipment, and leasehold improvements are stated at cost, less accumulated depreciation that is computed using the straight-line method. Office furnishings and equipment are depreciated over their useful lives, which range from three to five years. Leasehold improvements are depreciated over the lesser of their useful lives or the remaining lease term, which range from six to seven years.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and accrued expenses), approximate their fair value because of the short maturity of the instruments.

Concentrations of Credit Risk: As of December 31, 2008 and 2007, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. Management believes there is no significant risk of loss on these financial instruments. Amounts due from depository institutions at year end 2008 and 2007 were $2,279,462 and $3,801,616.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: The Company is included in the consolidated federal and state income tax return of its Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the U.S. consolidated tax liability among the participants generally in proportion to their contribution to the consolidated U.S. taxable income.

Adoption of New Standards:
In June 2006, the Financial Accounting Standard Board issued FIN No. 48, an interpretation of FASB Statement No.109 "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 was effective for fiscal years beginning after December 15, 2007. This interpretation did not have a material effect on the Company's financial statements.

(Continued)

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

In 1989, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2008 and 2007, the Company had $150,000 of cash on deposit to satisfy this requirement. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 – TRADING SECURITIES AND CONCENTRATIONS OF CREDIT RISK

As of December 31, 2008 and 2007, the Company had trading securitiese as follows.

	2008	2007
Corporate Bonds:		
JP Morgan Chase	$ 153,775	$ -
Telefonos de Mexico	135,780	-
Credit Suisse FB USA	149,968	-
Banco Bradesco	165,000	-
HSBC Finance	148,069	-
Companhia Brasileira de Bebidas	165,750	-
General Electric	196,778	-
Southern Copper	135,285	-
Cosipa Commercial	139,500	-
Embraer Overseas	53,625	-
America Movil, S.A	88,200	-
	1,531,730	-
U.S. Government Bonds:		
FHLMC Multiclass MTG Part CTFS	10,287	5,994
Total	$ 1,542,017	$ 5,994

As of December 31, 2008 , the Company had concentrations of credit risk with corporate bonds.

(Continued)

NOTE 4 - FAIR VALUE

Statement of Financial Accounting Standards No. 157 ("SFAS No. 157") establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2008, the fair values of trading securities owned by the Company are determined by obtaining quoted prices based on active markets and from nationally recognized securities exchanges (Level 1).

NOTE 5 - INCOME TAXES

Income tax expense was as follows.

	2008	2007
Current	$ 153,467	$ 211,074
Deferred	-	-
	$ 153,467	$ 211,074

The difference between the expected income tax expense (computed by applying the U.S. Federal corporate income tax rate of 34% to earnings before income taxes) for the years ended December 31, 2008 and 2007 and the reported income tax expense was as follows:

	2008	2007
Federal income taxes at statutory tax rates	$ 137,587	$ 189,818
State income taxes, net of related federal benefit	14,689	20,362
Other, net	1,190	894
	$ 153,467	$ 211,074

(Continued)

NOTE 6 - RELATED PARTIES

In the ordinary course of business, the Company enters into transactions with its Parent Company and affiliates. Balances relating to such transactions were as follows:

	2008	2007
Assets:		
Cash and due from bank	$ 1,334,823	$ 2,431,076
Other assets	23,769	3,630
	$ 1,358,592	$ 2,434,706
Liabilities:		
Accrued income tax	$ -	$ 70,045
Accounts payable and accrued expenses	11,092	52,001
	$ 11,092	$ 122,046
Revenues:		
Interest income	$ 50,640	$ 119,177
Other	24,960	18,720
	$ 75,600	$ 137,897
Operating expenses:		
Communication and data processing	$ 32,860	$ 39,315
Occupancy	98,594	95,292
Other	19,800	19,350
	$ 151,254	$ 153,957

The Company subleases office space from its Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. The noncancelable lease expires in May of 2012. Future estimated minimum lease payments are as follows:

2009	$ 95,816
2010	$ 102,418
2011	$ 109,932
2012	$ 42,337
	$ 350,503

(Continued)

NOTE 7 - CASH RESERVE COMPUTATION

The Company is exempt from the provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was above its minimum net capital requirement for 2008 and 2007. At December 31, 2008, the Company's net capital as defined by Rule 15c3-1 totaled $1,918,296, which was $1,818,296 in excess of its minimum net capital requirement of $100,000. The Company's net capital ratio was .28 to 1 at December 31, 2008.

SUPPLEMENTARY INFORMATION

BAC FLORIDA INVESTMENTS CORP.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2008

	2008
Total stockholders' equity	$ 3,379,358
Deductions and/or charges	
Net office furniture and equipment	$ (42,390)
Premium Money Market held with Parent Company	$ (1,255,256)
Other assets	$ (37,233)
	$ (1,334,879)
Net capital before haircuts on securities	$ 2,044,479
Haircuts on securities	$ (126,183)
Net capital	$ 1,918,296
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses and commission	$ 546,055
Due to customer	$ 141
Total aggregate indebtedness	$ 546,196
Aggregate indebtedness to net capital	.28 to 1
Computation of basic net capital requirement	
Minimum Net Capital Required - 6.67% of total aggregate indebtedness	$ 35,343
Minimum dollar net capital required	$ 100,000
Net capital requirement (larger of above items)	$ 100,000
Net capital	$ 1,918,296
Excess net capital	$ 1,818,296

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2008, unaudited FOCUS Part II filings submitted on January 16, 2009.

SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2008

BAC Florida Investments Corp. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(2)(ii) of the Rule.

Crowe Horwath.

Crowe Horwath LLP
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
BAC Florida Investments Corp.
Coral Gables, Florida

In planning and performing our audit of the financial statements of BAC Florida Investments Corp. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

February 10, 2009
Fort Lauderdale, Florida

END